FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

29 March 2024
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

Completion of the sale of HSBC Bank Canada to RBC

HSBC Holdings plc ('HSBC') completed the sale of HSBC Bank Canada ('HSBC Canada') and its subsidiaries to Royal Bank of Canada ('RBC') on 28 March 2024.

The sale followed a strategic review of HSBC Canada which concluded the best course of action strategically for the HSBC Group and HSBC Canada was to sell the business. The transaction unlocks significant value for the HSBC Group.

Commenting on the transaction, Noel Quinn, Group CEO said, "I am grateful to the team in Canada for their hard work over the last 18 months delivering this transaction. This is a great business with exceptional people and clients, and I have no doubt it will thrive as part of RBC. Completing this deal is another important milestone in HSBC's transformation, and it will provide capital that will enable us to grow our core businesses and reward our shareholders for their loyalty, including through an intended special dividend of US$0.21 per share."

Completion of the transaction will result in the recognition of an estimated gain on sale of US$4.9bn in the first quarter of 2024, inclusive of the recycling of an estimated US$0.6bn in foreign currency translation reserve losses1. There is no tax on the estimated gain recognised at completion. As a consequence of the gain on sale, the disposal of HSBC Canada RWAs and the recognition of the special dividend, the HSBC Group's CET1 ratio will be enhanced by an estimated 0.7 percentage points2.

Subject to finalisation of its results for the first quarter of 2024 ('1Q24') and consideration and approval by the Board, HSBC intends to announce a special dividend of US$0.21 per share together with its 1Q24 earnings release expected to be published on 30 April 2024. This would be in addition to any proposed interim dividend to be considered by the Board and would be expected to be paid at the same time in June 2024 if approved.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

1 Estimates are as at 22 March 2024, and exclude fair value gains or losses on related foreign exchange hedges to be recognised in the quarter.
2 Based on HSBC Group RWAs of US$854bn and HSBC Canada RWAs on a PRA basis (excluding operational risk RWAs) of US$28bn as at 31 December 2023. The estimated CET1 ratio impact includes the impact of a US$0.21 per share special dividend, and excludes impacts on foreign currency-related RWAs at the HSBC Group level. The favourable CET1 impact arising from the disposal of HSBC Canada RWAs, reduced by the impact of a foreseeable US$0.21 per share special dividend will be recognised in the first quarter of 2024. The favourable impact arising from the recognition of the gain on sale will be recognised upon the verification of interim profits during the second quarter of 2024.

Miscellaneous

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Edward Tucker*, Noel Paul Quinn, Geraldine Joyce Buckingham†, Rachel Duan†, Georges Bahjat Elhedery, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson†, David Thomas Nish† and Swee Lian Teo†.

*  Non-executive Group Chairman
†  Independent non-executive Director

This announcement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'expects,' 'targets,' 'believes,' 'seeks,' 'estimates,' 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible', 'anticipates,' 'project', or 'continue', variation of these words, the negative thereof or similar expressions or comparable terminology. HSBC has based the forward-looking statements on current plans, information, data, estimates, expectations and projections about, among other things, results of operations, financial condition, prospects, strategies and future events, and therefore undue reliance should not be placed on them. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Cautionary statement regarding forward-looking statements' contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2023, filed with the SEC on 22 February 2024 (the '2023 Form 20-F'). HSBC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. No representation or warranty is made as to the achievement or reasonableness of and no reliance should be placed on such forward-looking statements. Additional information, including information on factors which may affect the HSBC Group's business, is contained in the 2023 Form 20-F.

ends/more

Investor enquiries to:
Neil Sankoff                         +44 (0) 20 7991 5072         investorrelations@hsbc.com
Yafei Tian                             +852 2899 8909                 yafei.tian@hsbc.com.hk

Media enquiries to:
HSBC press office              +44 (0) 20 79918096          pressoffice@hsbc.com

Note to editors:
HSBC Holdings plc, the parent company of the HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$3,039bn at 31 December 2023, HSBC is one of the world's largest banking and financial services organisations.

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

Incorporated in England with limited liability. Registered in England: number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 2 April 2024